July 19, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement U. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Guardion Health Sciences, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Guardion Health Sciences, Inc., a Delaware corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to the Division of Corporation Finance (the “Division”) procedures for draft registration statement processing announced on June 29, 2017. The Registration Statement submitted herewith relates to the follow-on public offering of the Company’s securities.

We confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than forty-eight (48) hours prior to the requested effective time and date made by the Company pursuant to Rule 461.

Please direct all notices and communications with respect to this confidential submission to the following:

David Sunkin Sheppard Mullin Richter & Hampton LLP 333 South Hope Street, 43rd Floor Los Angeles, CA 90071-1422
Telephone: (213) 617-4252 Email: dsunkin@sheppardmullin.com

Please contact me at (858) 605-9055 or mfavish@guardionhealth.com, or David Sunkin at (213) 617-4252 or dsunkin@sheppardmullin.com, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael Favish
Michael Favish Chief Executive Officer Guardion Health Sciences, Inc.

cc: David Sunkin, Sheppard Mullin Richter & Hampton LLP